Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 4, 2023

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Financial Street

Xicheng District

Beijing 100033, China

Tel: (86-10) 6363-3333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on August 4, 2023, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description

99.1	Announcement, dated August 4, 2023

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Li Mingguang
(Signature)

	Name:	Li Mingguang
August 4, 2023	Title:	Principal Executive Officer and Executive Director